ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 25, 2014	Maureen A. Meredith T +1 617 951 7239 maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Dubey:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 109 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2014, relating to GW&K Small Cap Core Fund (the “GW&K Small Cap Core Fund”) and TimesSquare Small Cap Growth Fund (the “TimesSquare Small Cap Growth Fund”) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (each, a “Prospectus” and collectively, the “Prospectuses”).

Global Comments in Prospectuses

1. Comment: For each Fund, please confirm whether derivatives are included or counted for purposes of the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of small-capitalization companies. If derivatives contracts may be taken into account in assessing compliance with a Fund’s 80% policy, please disclose that and explain supplementally how derivatives are valued for purposes of the policy.

Response: The Trust confirms that derivatives currently are not included in the numerator in assessing compliance with either Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of small-capitalization companies. The GW&K Small Cap Core Fund has flexibility to invest in derivative contracts and may count such investments for purposes of its 80% policy in the future. The TimesSquare Small Cap Growth Fund does not invest in derivatives.

2. Comment: For each Fund, under “Additional Information About the Fund – Other Important Information About the Fund and its Investment Strategies and Risks – Investment Objective,” the disclosure states that the Fund’s investment objective may be changed without shareholder approval. Please also disclose what notice, if any, is provided by the Fund to its shareholders with respect to a change in investment objective.

Response: The requested change has been made. The Trust confirms that there is no shareholder notice requirement to change a Fund’s investment objective.

3. Comment: For each Fund, under “Financial Highlights,” please revise the lead-in paragraph to add the following sentence: “Certain information reflects financial results for a single Fund share.”

Response: The requested change has been made.

TimesSquare Small Cap Growth Fund Prospectus

4. Comment: Under “Additional Information About the Fund – Additional Information About the Fund’s Expenses and Performance,” the disclosure relating to the TimesSquare Small Cap Growth Fund’s Expense Limitation and Recoupment Agreement provides as follows: “The contractual expense limitation may only be terminated in the event the Investment Manager ceases to be the investment manager of the Fund or by mutual agreement between the Investment Manager and the Managers AMG Funds Board of Trustees; provided, however, that no such termination shall affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.” Please explain how this recoupment obligation is consistent with Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) if the Investment Manager no longer serves as the Fund’s investment manager.

Response: The Trust respectfully submits that the Fund’s Expense Limitation and Recoupment Agreement is not subject to Section 15(a) of the 1940 Act because the Investment Manager does not serve or act as investment adviser of the Fund pursuant to the agreement. Nevertheless, to the extent the Expense Limitation and Recoupment Agreement is considered an investment advisory contract under Section 15(a), if the Trust, on behalf of the Fund, repaid amounts previously paid, waived or reimbursed by the Investment Manager at a time when the Investment Manager no longer served as the Fund’s investment manager, such recoupment payments would be made in consideration for services rendered while the Investment Manager served as the Fund’s investment manager. Therefore, such payments would be appropriate and consistent with Section 15(a). The Trust further notes that the Expense Limitation and Recoupment Agreement has been approved by a majority of the Board of Trustees of the Trust (the “Trustees”) and separately by a majority of the Trustees that are not “interested persons” of the Trust as such term is defined in the 1940 Act.

5. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the third sentence under “Liquidity Risk” references investments in derivatives,

non-U.S. investments and restricted securities. Please disclose whether investing in derivatives, non-U.S. investments and restricted securities is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the TimesSquare Small Cap Growth Fund does not invest in derivatives, non-U.S. investments and restricted securities as a principal investment strategy.

6. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the last three sentences under “Market Risk” reference foreign investments, foreign securities markets and derivatives. Please disclose whether investing in foreign investments and derivatives is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Fund does not invest in foreign investments and derivatives as a principal investment strategy.

GW&K Small Cap Core Fund Prospectus

7. Comment: Please ensure that the Fund name associated with the EDGAR series identification number for the GW&K Small Cap Equity Fund is updated to reflect the Fund’s name change to AMG GW&K Small Cap Core Fund as of April 28, 2014.

Response: The Trust confirms that the EDGAR series identification number for the Fund has been updated to reflect the Fund’s name change, effective as of April 28, 2014.

8. Comment: Please confirm that the Expense Limitation and Recoupment Agreement referenced in a footnote to the Annual Fund Operating Expenses table for the GW&K Small Cap Core Fund will be filed as an exhibit.

Response: The Trust confirms that the Fund’s Expense Limitation and Recoupment Agreement has been filed as an exhibit to Post-Effective Amendment No. 117 to the Trust’s Registration Statement, filed April 25, 2014, pursuant to Rule 485(b) under the Securities Act.

9. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in footnote 2 to the Annual Fund Operating Expenses table, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the contractual expense limitation amount that was in effect at the time fees were waived or expenses paid.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

10. Comment: Please confirm that the impact of the GW&K Small Cap Core Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses under “Summary of the Fund – Expense Example.”

Response: The Trust confirms that the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses under “Summary of the Fund – Expense Example.”

Statement of Additional Information

11. Comment: Please revise the section titled “Additional Investment Policies” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section titled “Additional Investment Policies” is currently presented in a user-friendly and Form-compliant manner. As disclosed in the paragraph introducing the section, it provides “additional information regarding the investment policies used by each Fund in an attempt to achieve its investment objective as stated in its Prospectus.” The table included also identifies the investment practices applicable to each Fund. The specific principal investment strategies applicable to each Fund are described in the Prospectus in the sections titled “Summary of the Fund – Principal Investment Strategies” and “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies.”

12. Comment: The Staff notes that the section entitled “Additional Investment Policies – Derivative Instruments – Swaps, Caps, Floors and Collars” states that: “A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund from the counterparty) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating assets determined to be liquid by the Subadvisor in accordance with procedures established by the Trustees, to avoid any potential leveraging of the Fund’s portfolio.” If either Fund will write credit default swaps, please add disclosure that the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that neither Fund writes credit default swaps.

13. Comment: Under “Management of the Funds – Portfolio Managers of the Funds,” please revise the disclose relating to the GW&K Small Cap Core Fund’s portfolio managers to read: “Daniel L. Miller and Jeffrey W. Thibault serve as the portfolio managers jointly and primarily responsible for the day-to-day management of the Small Cap Core Fund.” (emphasis added)

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Caren Cunningham, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.

Rajib Chanda, Esq.